Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2023 of Tricon Residential Inc. of our report dated February 27, 2024, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in an Exhibit incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-261526) of Tricon Residential Inc. of our report dated February 27, 2024 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as an Exhibit to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.
/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 27, 2024